CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050144

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH., D.C.
209

SEC FILE NUMBER
8- 8-48893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jesup & Lamont Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue - 3rd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Moreno (212) 918-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co. LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jesup & Lamont Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY J GIARDINA
Notary Public, State of New York
No. 01GI5087601
Qualified in Suffolk County
Commission Expires 11-7-09

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jesup & Lamont Securities Corporation:

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2006

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets	
Cash and cash equivalents	$ 26,701
Receivable from broker-dealers	1,156,884
Securities owned, marketable at market value	1,772
Securities owned, not readily marketable, at fair value	11,910
Prepaid expenses and security deposits	372,991
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation	395,744
Due from officers, net	620,680
Intangible, net of accumulated amortization of $122,000	183,000
Other assets	225,422
Total assets	$ 2,995,104
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 330,524
Note payable	40,915
Commission payable	521,573
Deferred rent payable	128,201
Total liabilities	1,021,213
Stockholders' equity:	
Common stock – no par value, 10,000 shares authorized, 9,454 shares issued, 8,270 shares outstanding	6,000
Additional paid-in capital	4,820,755
Retained earnings	(2,718,980)
Less:	
Treasury stock – 1,184 shares common, at cost	(133,884)
Total stockholders' equity	1,973,891
Total liabilities and stockholders' equity	$ 2,995,104

The accompanying notes are an integral part of these financial statements.